

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2022

Matt Susz
Senior Vice President, Chief Financial Officer
JOANN Inc.
5555 Darrow Road
Hudson, Ohio 44236

> **Re: JOANN Inc.**
> **Form 10-K for Fiscal Year Ended January 30, 2021**
> **Filed April 1, 2021**
> **Form 10-Q for Fiscal Quarter Ended October 30, 2021**
> **Filed December 3, 2021**
> **Item 2.02 Form 8-K Dated December 2, 2021**
> **Response dated February 7, 2022**
> **File No. 001-40204**

Dear Mr. Susz:

We have reviewed your February 7, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comment are to comment in our January 27, 2022 letter.

Form 10-Q for Fiscal Quarter Ended October 30, 2021

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted EBITDA, page 16

1. We note your response to our comment. Please expand your disclosure to describe the nature of the adjustment for excess import freight costs in detail, and explain how this adjustment is directly attributable to COVID-19 pandemic and is incremental to your

normal operations. Please also explain how the adjusting amount was calculated.   This comment also applies to the non-GAAP financial measure disclosure in your Item 2.02 Form 8-K dated December 2, 2021.

 You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services